GFR PHARMACEUTICALS, INC.
                            SUITE11405 - 201A STREET
                      MAPLE RIDGE, BRITISH COLUMBIA V2X 0Y3



                                                               December 28, 2005



VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0406
Attention: Jeffrey Riedler, Assistant Director


RE:      GFR PHARMACEUTICALS, INC.
         FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004
         COMMISSION FILE #: 0-27959


Ladies and Gentlemen;

         We have received your comments to our Form 10-KSB for the year ended December 31, 2005 and thank for your review to assist and enhance the overall disclosure in our Exchange Act filings. We supplementally respond to all your comments as follows:

FORM 10-KSB

Item 8A. Controls and Procedures, page 13

Restatement, page 13

1. We note in your response to previous comment 1 that you will file a Form 8-K to report Item 4.02 due to the restatement of your financial statements. According to your disclosure, your independent auditors, Robison, Hill & Co., informed you on September 23, 2005 that they had discovered an error in your financial statements for the year ended December 31, 2004. Please note that an
Item 4.02 form 8-K should have been filed four business days after the occurrence of the event. Please file an Item 4.02 Form 8-K without delay and not concurrent with the filing of your amendments.

RESPONSE: WE FILED THE ITEM 4.02 FORM 8-K ON  DECEMBER  16,  2005 IN RESPONSE TO
         THIS COMMENT.



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2. Please expand your disclosures to clarify who discussed the matters discussed in the filing with Robison, Hill & Co. and who determined that your financial statements for December 31, 2004, March 31, 2005 and June 30, 2005 should be restated. This Comment also applies to the Item 4.02 form 8-K. Please refer to
Item 4.02(b)(4) of Form 8-K.

RESPONSE: WE  HAVE  EXPANDED  OUR  DISCLOSURE  TO  CLARIFY  THAT  OUR  PRINCIPAL
         EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER DETERMINED THAT THE DECEMBER 31, 2004, MARCH 31, 2005 AND JUNE 30, 2005 FINANCIAL STATEMENTS SHOULD BE RESTATED.

3. Please revise the last paragraph of this section to remove the language "solely as a result of this material weakness" since this appears to be a qualification to the conclusion regarding the effectiveness of your disclosure controls and procedures. Change the word "we" to your principal executive and principal financial officer.

RESPONSE: WE HAVE REVISED THE LAST PARAGRAPH TO REMOVE THE STATEMENT  "SOLELY AS
         A RESULT OF THIS MATERIAL WEAKNESS" AND HAVE REPLACED THE WORD "WE" WITH "THE PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER".

4. Please note that you are required to provide your independent accountant a copy of the disclosures you are making in response to Item 4.02 no later than the day such disclosures are made with the Commission. In addition, you are required to request the independent accountant to furnish a letter, addressed to the Commission stating whether it agrees with the statements made by you in response to Item 4.02 and if not, stating the respects in which it does not agree. Please file the letter as an exhibit to the Form 8-K, or if not available at the time of filing, then the letter should be filed in an amended Form 8-K within two business days after the receipt of the letter. Please refer to Item 4.02(c) of form 8-K.

RESPONSE: WE FILED THE ITEM 4.02 FORM 8-K ON DECEMBER  16, 2005 AND INCLUDED THE
         LETTER FROM ROBISON, HILL & CO. AS AN EXHIBIT THE IN RESPONSE TO THIS COMMENT.

Remediation of Material Weakness in Internal Control, page 13

5. Please remove the second paragraph of this section since the conclusion of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures should be as of the end of the period covered by your report and not as of a date an amendment is filed.

RESPONSE: THE SECOND PARAGRAPH HAS BEEN REMOVED.

Item 12. Certain Relationships and Related Transactions, page 17

6. In accordance with comment 5, your proposed amendment includes as exhibits the agreements underlying all of the transactions discussed in this section, except for the loan from Mr. Pierce in connection with the sales promotion with Costco Canada. Please advise us as to whether this agreement is written or oral. If it is written, please file it as an exhibit.

RESPONSE: THE EXHIBIT IN QUESTION IS WAS INCLUDED IN THE  PROPOSED  AMENDMENT AS
         EXHIBIT 10.7. WE HAVE REVISED THE DISCLOSURE TO CLARIFY THAT THE LOAN IS FROM 517255 B.C. LTD., A COMPANY OWNED BY RICHARD PIERCE, WHO IS ALSO THE CEO AND CHAIRMAN OF THE BOARD OF GFR PHARMACEUTICALS, INC.



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

7. In the fourth paragraph of this section, you state the equipment is leased from your major shareholder, identified as Richard Pierce, and other parties. The lessor identified in exhibit 10.4 is 517255BC LTD. Please disclose how your company and/or Mr. Pierce is related tot his entity.

RESPONSE: WE HAVE  REVISED  THE  DISCLOSURE  TO  CLARIFY  THAT THE LEASE IS WITH
         517255 B.C. LTD., A COMPANY OWNED BY RICHARD PIERCE, WHO IS ALSO THE CEO AND CHAIRMAN OF THE BOARD OF GFR PHARMACEUTICALS, INC.

8. We note the discussion of related party transactions on page 5 of the information statement your copany filed with the SEC on November 29, 2005 did not include the revisions requested by comments 6 and 7. Please supplementally confirm for us that you will include the revised desclosures in your future filings.

RESPONSE: WE WILL INCLUDE THE REVISED DISCLOSURES IN ALL FUTURE FILINGS.

Item 13. Exhibit and Reports on Form 8-K, page 18

9. Please expand the description of each of your exhibits filed pursuant to Item 601(b)(10) of Regulations S-B to identify the counterparty to the agreement and the date of the agreement.

RESPONSE: WE HAVE  EXPANDED  THE  DESCRIPTION  OF THE  EXHIBITS  TO INCLUDE  THE
         COUNTERPARTY TO THE AGREEMENT AND THE DATE OF THE AGREEMENT.

FORMS 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005

Item 1. Financial Statements

10. Your response to previous comment 2 states that you did not correct the error prior to filing the 10-QSBs. Please tell us if the amounts for the comparable quarters in 2004 should be restated.

RESPONSE: THE ERROR DID NOT AFFECT THE QUARTERS  DURING 2004. NO  RESTATEMENT OF
         THE 2004 QUARTERS IS NEEDED.

Item 3. Controls and Procedures

11. Please revise your disclosures to comply with our preceding disclosure controls and procedures comments on the Form 10-KSB for the fiscal year ended December 31, 2004.

RESPONSE: WE HAVE REVISED OUR  DISCLOSURES  TO COMPLY WITH THE DECEMBER 31, 2004
         COMMENTS AND REVISIONS.



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12.  Please  revise your  disclosure  to state whether there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter covered by your report. You currently refer to the fourth quarter of 2004.

RESPONSE: WE HAVE REVISED OUR DISCLOSURES TO STATE THAT THERE WERE NO CHANGES IN
         OUR INTERNAL CONTROL OVER FINANCIAL REPORTING THAT OCCURRED DURING THE LAST FISCAL QUARTER COVERED BY OUR REPORT.



                                                         Respectfully Submitted,


                                                         /s/ Richard Pierce
                                                         Richard Pierce,
                                                         President and C.E.O.





























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